FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL LIMITED*

(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom, +44 (0) 1635-565-459

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value £0.10 per share and American Depository Shares representing one ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)**

*

Registrant was formerly known as Micro Focus International plc, but re-registered as a private company under the name Micro Focus International Limited following the completion of the court-sanctioned scheme of arrangement referred to herein.

**

Effective January 31, 2023, the Registrant and Open Text Corporation completed a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 pursuant to which Open Text Corporation, through its subsidiary, Open Text UK Holding Limited, acquired the entire issued and to be issued share capital of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Micro Focus International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 9, 2023	By:	/s/ Madhu Ranganathan
Madhu Ranganathan
Director